1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Joseph A. Hoffman 214 659.4593 Phone 214 659.4861 Fax jhoffman@andrewskurth.com
December 9, 2005
VIA EDGAR AND FACSIMILE 202-772-9368
Mr. H. Roger Schwall
Assistant Director
Ms. Mellissa Campbell Duru
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
450 Fifth Street, N.W.
Washington, DC 20549-7010

Re:	Sabine Production Partners, LP Registration Statement on Form S-4 File No. 333-127203 Filed November 17, 2005
Dear Mr. Schwall and Ms. Duru:
     On behalf of Sabine Production Partners, LP (the “Partnership”), this letter responds to the Staff’s comments received via the telephone by the undersigned on December 9, 2005. The numbering below corresponds to the order of the Staff’s comments.
Form S-4
Cash Distribution Policy—Page 94
1.	COMMENT:

The SEC Staff suggested that the Partnership clarify its reference to the word “goals” in the fourth full paragraph under “Monthly Distribution of Available Cash—General” to be clear that goals did not reference something different than the word “objectives” used in the second full paragraph of that section.

RESPONSE:

Per the SEC Staff suggestion, the Partnership has changed the word “goals” to “objectives” and, as revised, this sentence now reads as follows:
“Based on this analysis and our view on appropriate compensation of our General Partner and, indirectly, our Managing Member, we concluded that the proposal outlined in this prospectus/proxy statement was reasonably aligned with the above referenced objectives established for our cash distribution policy.”
Austin            Dallas            Houston            London            Los Angeles            New York            The Woodlands            Washington, DC

U.S. Securities and Exchange Commission
December 9, 2005

Schedule of Estimated Cash Available to Pay Distributions—Pages 97 and 98
2.	COMMENT:

The SEC Staff asked the Partnership to clarify its proposed use of the $.09 of “Excess of limited partners’ interest in distributable cash over the minimum amount of available cash required per common unit” in the table on page 98.

RESPONSE:

The Partnership has added the following disclosure to the end of the paragraph preceding the table:
“The use of distributable cash, including distributable cash in excess of the minimum distribution amount, if any, in the future will be determined by our General Partner based on our liquidity and other circumstances existing at the time and may, among other things, be distributed to unit holders, applied to reduce outstanding borrowings and/or retained as a cash reserve.”
     Upon the Staff’s review of the foregoing responses, the Partnership is prepared to file Amendment No. 3 to the Registration Statement to incorporate the foregoing proposed changes and to request acceleration of the effectiveness of the Registration Statement.
     Please do not hesitate to contact me at 214-659-4593 or J. David Washburn of this office at 214-659-4678 if we can be of any further assistance in reviewing the above responses.
     Thank you.

Very truly yours,
/s/ Joseph A. Hoffman

Joseph A. Hoffman Partner

cc:	Gerald W. Haddock, Esq. Mr. James E. Farrell J. David Washburn, Esq.